EXHIBIT(a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 8, 2007 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Banc of America Securities LLC (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Enpath Medical, Inc.

at $14.38 Per Share by

Chestnut Acquisition Corporation

a wholly-owned subsidiary of

Greatbatch, Ltd.

an indirect wholly-owned subsidiary of

Greatbatch, Inc.

Chestnut Acquisition Corporation, a Minnesota corporation (the “Purchaser”), a wholly-owned subsidiary of Greatbatch, Ltd., a New York corporation (“Limited”), which is an indirect wholly-owned subsidiary of Greatbatch, Inc., a Delaware corporation (“Greatbatch”), is offering to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”) of Enpath Medical, Inc., a Minnesota corporation (the “Company”), at $14.38 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON TUESDAY, JUNE 5, 2007, UNLESS THE OFFER IS EXTENDED AS DESCRIBED IN THE OFFER

TO PURCHASE.

The Offer is being made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 28, 2007 among Limited, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Limited. In the Merger, each outstanding Share (other than any Shares held by an owner who has exercised dissenters’ rights in accordance with Minnesota law and any Shares held by the Company, the Purchaser, Greatbatch and any of their respective subsidiaries) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The Board of Directors of the Company has unanimously, among other things, (i) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to be fair to and in the best interests of the shareholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the Company’s shareholders tender their Shares in the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Greatbatch and its subsidiaries (including the Purchaser), represents at least a majority of the aggregate number of Shares outstanding on a fully-diluted basis at the expiration of the Offer (the “Minimum Condition”) and (ii) any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. The Offer is also subject to other conditions described in the Offer to Purchase. The Offer is not subject to a financing condition.

If by 12:00 Midnight, New York City time, on Tuesday, June 5, 2007 (or any later time to which the Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)), any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, and such condition to the Offer could reasonably be expected to be satisfied, the Purchaser will extend the Expiration Date for an additional period or periods, from time to time until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond August 1, 2007. The Purchaser will also extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or by any applicable legal requirement. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but less than 90% of the Shares have been tendered, the Purchaser may, subject to certain conditions, include a subsequent offering period to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. Under no circumstances will the Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 6, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street—10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

Shareholders and All Others Call Toll-Free: (866) 580-6912

The Dealer Manager for the Offer is:

BANC OF AMERICA SECURITIES LLC

9 West 57th Street

New York, NY 10019

Telephone: (212) 583-8426

Toll-Free: (888) 583-8900 Ext. 8426

May 8, 2007